SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Strictly private and confidential

Valuation Report to Ultrapar Participações

Ultrapar Participações S.A., Refinaria Petroleo Ipiranga S.A., Distribuidora de
Produtos de Petroleo Ipiranga S.A., Companhia Brasileira de Petroleo Ipiranga

April 4, 2007

Disclaimer

  These materials may only be used by Ultrapar Participações S.A. (“Ultrapar”) for the purposes defined in the engagement letter signed with Deutsche Bank Securities Inc. (“Deutsche Bank”). Neither Deutsche Bank nor any of its affiliates or any of its or their officers, directors, employees, affiliates, advisors, agents or representatives (collectively, “Deutsche Bank Representatives”) makes any express or implied representation or warranty as to the accuracy or completeness of any of the materials set forth herein or provides advice relating to tax, accounting, legal, antitrust, or other regulatory matters. Nothing contained in the accompanying materials is, or shall be relied upon as, a promise or representation as to the past or the future

  In connection with Deutsche Bank’s role of “conducting a valuation analysis / preparing a valuation report” for Ultrapar, and in preparing its report as to the respective valuations of Companhia Brasileira de Petróleo Ipiranga (“CBPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Refinaria de Petróleo Ipiranga S.A. (“RIPI”) (collectively, “Ipiranga”, or the “Ipiranga Group”) and Ultrapar, Deutsche Bank has reviewed certain publicly available financial and other information concerning Ultrapar and the Ipiranga Group and certain internal analyses and other information furnished to it by Ultrapar and the Ipiranga Group. Deutsche Bank has also held discussions with members of the senior managements of Ultrapar and the Ipiranga Group, and with respect to certain assets, the senior management of Braskem, regarding the businesses and prospects of their respective companies and the operations of the combined company following the transactions described herein. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for Ultrapar’s and the Ipiranga Group’s stock, (ii) compared certain financial and stock market information for Ultrapar and the Ipiranga Group with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the agreements governing the transaction, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate

Disclaimer (continued)

  Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Ultrapar or the Ipiranga Group, including, without limitation, any financial information, forecasts or projections considered in connection with the preparation of its report as to the respective valuations of Ultrapar and the Ipiranga Group. Accordingly, for purposes of its report, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of Ultrapar or the Ipiranga Group

  It should be understood that any valuations, financial and other forecasts and/or estimates or projections and other assumptions contained in the accompanying materials (including, without limitation, regarding financial and operating performance), were prepared or derived from information (whether oral or in writing) supplied solely by the respective managements of Ultrapar, the Ipiranga Group and Braskem or derived from other public sources, without any independent verification by Deutsche Bank, and involve numerous and significant subjective determinations and assumptions by Ultrapar and the Ipiranga Group, which may not be correct. As a result, it is expected that there will be a difference between actual and estimated or projected results, and actual results may vary materially from those shown herein. In addition, with respect to any such information made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Ultrapar and the Ipiranga Group as to the matters covered thereby. The Report observes the requirements imposed by Brazilian Securities Regulation, in particular Rule #361/02 of the Brazilian Securities Commission (“CVM”)

Disclaimer (continued)

  Accordingly, in preparing its report as to the respective valuations of Ultrapar and the Ipiranga Group, neither Deutsche Bank nor any of the Deutsche Bank Representatives make any express or implied representation or warranty, or express any view, as to the accuracy, reasonableness, completeness or achievability of any such financial and other forecasts and/or estimates or projections, or as to the determinations or assumptions on which they are based. Deutsche Bank’s report is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof

  Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Ultrapar or the Ipiranga Group is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Ultrapar or the Ipiranga Group or materially reduce the contemplated benefits of the transaction to Ultrapar

  This presentation was based on the information available until today, and the views expressed are subject to change based upon a number of factors, including market conditions and Ultrapar’s and the Ipiranga Group’s business and prospects. Deutsche Bank does not undertake any obligation to update or otherwise revise these materials after the date hereof

  This Report and its conclusions are not recommendations by Deutsche Bank as to whether Ipiranga shareholders should tender their shares in the mandatory tender offer, or to Ultrapar or Ipiranga shareholders as to the fairness to such shareholders, from a financial point of view, of the exchange ratio in the incorporation of RIPI, CBPI, DPPI shares in Ultrapar. Each shareholder must reach its own conclusions about the advisability of accepting the offer presented by Ultrapar and the incorporation of the shares of CBPI, DPPI and RIPI by Ultrapar

Contents

Section
1	Executive summary		1
2	Valuation summary		9
	A	Ultrapar	10
	B	RIPI	13
	C	DPPI	16
	D	CBPI	19
3	Economic value of underlying assets		22
	A	Ultrapar	26
	B	Ultrapar prior to the share merger	37
	C	CBPI distribution	39
	D	DPPI distribution	45
	E	Copesul	50
	F	IPQ	55
	G	Valuation of other assets based on multiples	60
4	Final considerations		62
5	Glossary		64
Appendix
I	Share price evolution		67
II	Comparable multiples		73

Executive summary	Section 1

Section 1

Executive summary

Initial considerations

  This appraisal report (“Report” or “Valuation Report”) was prepared by Deutsche Bank as requested by Ultrapar

  The Report observes the requirements imposed by Brazilian Securities Regulation, in particular Rule #361/02 of the Brazilian Securities Commission (“CVM”). Ultrapar requested this Report to be used in connection with (i) the mandatory tender offers related to the acquisition by Ultrapar of the control of Ipiranga Group, and (ii) the incorporation of CBPI, DPPI and RIPI shares in Ultrapar

  The ranges for the respective valuations of Ultrapar, CBPI, DPPI and RIPI are limited to 10% due to a requirement imposed by Rule #361/02 of the CVM

Scope of Deutsche Bank’s analysis

The objective of this Valuation Report is to present economic valuations of both Ultrapar and Ipiranga Group in accordance with the criteria defined as mandatory by the CVM

Under the CVM Rule #361/02, Deutsche Bank has conducted an analysis using the following methodologies and assumptions:

  Economic value based on discounted cash flow (“DCF”) analysis for the main operating companies and comparable multiples for some smaller operating subsidiaries
  – Based on publicly available information and discussions with management of Ultrapar and Ipiranga

  Market value based on average share prices weighted by traded volume
   – Average share price weighted by traded volume during the last twelve months ended March 16, 2007 (last trading day pre-announcement)

  Book value of the shares
  – Based on Ultrapar and Ipiranga’s audited financial statements as of December 31,2006

Among the different valuation methodologies presented in this Valuation Report, Deutsche Bank believes the economic value based on DCF and comparable multiples is the most applicable methodology for valuing Ultrapar and Ipiranga

Economic value – methodologies for different business lines

Discounted cash flow	Codename	WACC	Public company comparables	Codename

Companhia Brasileira de Petróleo Ipiranga	CBPI	12.2%	Ipiranga Química S.A.	IQ
Distribuidora de Prod. de Petróleo Ipiranga	DPPI	12.3%	Empresa Carioca de Prod. Químicos S.A.	EMCA
Copesul Central Química	Copesul	11.2%	Ipiranga Asfaltos	IASA
Ipiranga Petroquímica S.A.	IPQ	11.8%	AM/PM Comestíveis	AM/PM
Ultrapar Participações	Ultrapar	10.6%	Isa-Sul Administração e Part. Ltda	Isa-sul
			Refinaria Petróleo Ipiranga S.A.	Refinery

Valuation range – price per share

Conducting the economic valuation

		Discounted Cash Flow - DCF Analysis	Comparable Public Company Analysis	Comparable Precedent Transaction Analysis

The three main economic valuation methodologies used were: Discounted Cash Flow (“DCF”), comparable public companies’ multiples and comparable precedent transaction multiples	Methodology

  Un-levered projections of cash flow to the firm

  Terminal value calculation based on perpetuity growth (Gordon’s growth model) or exit multiple

  Cash flow and terminal value discounted by a discount rate that corresponds to the Company’s Weighted Average Cost of Capital (“WACC”)

  Identification of listed companies that are comparable to the business being assessed

  Calculation of value (TEV or equity) as a multiple of value drivers (sales, ebitda, earnings, etc.)

  Multiples of value are applied to the corresponding value driver of the Company being assessed of transactions involving Identification companies with comparable activities

  Calculation of the implied multiples of value in those transactions

  Multiples of value are applied to the corresponding value driver of the Company being assessed

Potential advantages
  Estimates the intrinsic value of the Company

  Valuation takes into consideration the risk-return profile of the investment, and can be adjusted for the country risk

  Takes into consideration the company’s capital structure

  More flexibility to incorporate expected changes in the business profile such as change in product mix, capacity expansion, etc.
			In efficient markets , it properly reflects the market consensus of value of a given industry Reflects historical performance and industry trends	Reflects the implied value of transactions in a given industry

	Potential disadvantages	Subject to different view of the Company’s future generation of cash and risk Uncertainties of longer forecasts
  Difficulty to identify companies that are comparable to the asset being assessed

  Does not reflect differences among the companies such as capital structure, profitability, management, etc

  Results can be affected by adverse situations not linked to valuation (macroeconomic, political, etc.)

  Difficulty to identify companies/ transactions that are comparable

  Characteristics of the transaction might affect valuation such as competitiveness of the sale process, estimated synergies of the potential buyer, defensive play, etc

  It does not reflect the differences among the companies’ potential returns Limited public information available

Considerations
  Maximum flexibility to incorporate in the valuation several value drivers such as discount rate (driven by capital structure, country risk, cos t of equity), perpetuity growth and expected performance (as opposed to historical performance)

  Limited sample in the local market requires evaluator to expand to different markets (normally with different characteristics)

  Does not incorporate specific nat ure of the company being assessed

  Based on historical performance, it incorporates market trend
Limited sample
Notes: (1) TEV – Total Enterprise Value = Equity plus Net debt.

Deutsche Bank credentials

  Deutsche Bank and its affiliates provide a full range of investment banking products and services worldwide. The Corporate and Investment Bank (“CIB”) is responsible for providing capital markets products and investment banking services to corporations, financial institutions and governments and their agencies

  Deutsche Bank and its affiliates’ expertise in assessing Brazilian publicly listed companies includes: the advisory to Ashmore Energy International on the acquisition of Prisma Energy International in 2006, the fairness opinion valuation of Companhia Siderúrgica Belgo Mineira in 2005, and the valuation report of Cia. Metalic Nordeste for Companhia Siderurgica Nacional (“CSN”) in 2002

  Deutsche Bank or its affiliates also advised La Seda de Barcelona S.A. (“LSB”) on the acquisition of Eastman Chemical Iberica S.A. from Eastman Chemical Company in 2007, advised Linde AG on the sale of equipment business of BOC Edwards to CCMP Capital in 2007, advised Gazprom on the sale of a 10.7% stake to Rosneftegaz, advised ConocoPhillips on the divestment of selected European downstream assets (pending), advised Giant Industries on its sale to Western Refining Inc. and provided a fairness opinion valuation (pending), and is advising Valero on strategic alternatives for the Lima, Ohio refinery, among other assignments

  Other selected transactions that involved valuation of public companies include: the advisory to Fairchild Semiconductor International in its acquisition of System General Corp, and the advisory to Healthcare REIT in its acquisition of Windrose Medical Properties Trust. Deutsche Bank also acted as advisor to International DisplayWorks Inc. when it was acquired by Flextronics International Ltd. and to US LEC Corp when it merged with Paetec Communications, Inc. All these transactions required a fairness opinion valuation

  Deutsche Bank and its affiliates have a qualified team of professionals based in New York and São Paulo led by Mr. Ian Reid who was responsible for producing this Report

  In delivering the Report, Deutsche Bank followed its internal policies applicable to the delivery of valuation reports, including forming an internal valuation committee to review and approve the report

Additional considerations

  The date of this Report is April 4, 2007

  This Report may be solely used in the context of the request made by Ultrapar to Deutsche Bank n Research reports prepared by different areas of Deutsche Bank may utilize different assumptions with respect to the future performance of Ultrapar and Ipiranga than those used in the Valuation Report, and thus potentially present significantly different conclusions with respect to valuation

  In compliance with the resolution CVM #361/02, Deutsche Bank states that as of April 4 , 2007:

– There is no conflict of interest that compromises the independence necessary to prepare this Report

– Deutsche Bank and its affiliates held 8,527 non-voting shares of Braskem and 171,000 ADRs of Braskem; 62,175 voting shares of Petrobras, and 500,540 ADRs of Petrobras; Deutsche Bank and its affiliates did not hold, directly or indirectly, any shares of CBPI, DPPI and RIPI, nor did they hold shares or ADRs of Ultrapar, Petrobras or Braskem other than the shares/ADRs mentioned above

– Deutsche Bank is engaged in sales and trading transactions with Petrobras and Braskem, which includes, but is not limited to , derivatives

– In May 2006, Deutsche Bank received R$2,673,760.50 net of taxes from Petrobras for the advisory and structuring services rendered in connection with the acquisition of ABB's stake in Termobahia. Deutsche Bank did not receive any other fees from Ultrapar, Braskem or Petrobras in connection with financial advisory, consulting or auditing services, or any other investment banking services over the past 12 months

– Deutsche Bank will receive US$3,000,000 net of taxes as a fee for the delivery of this Report

Additional considerations (continued)

  The preparation of this Valuation Report was overseen by Ian Reid, Managing Director – Corporate Finance and Mergers & Acquisitions for Latin America. Selected advisory assignments in which Mr. Ian Reid was involved include, among others:

– The merger of Brahma and Antarctica to form Ambev, the unwinding of CSN’s controlling interest in CVRD (advisor to CVRD), the acquisition of a Bolivian refinery by Petrobras (advisor to Petrobras), the sale of Latasa to Rexam by Bradesco, Alcoa and JP Morgan (advisor to sellers), the acquisition of Panamco by Coca-Cola FEMSA (advisor to Coca-Cola FEMSA), and the repurchase by FEMSA of Interbrew’s stake in Femsa Cerveza (advisor to FEMSA) among others

_________________________________________________________
Ian Reid – Managing Director

Valuation summary	Section 2

Section 2

Valuation summary

Tab A

Ultrapar

Ultrapar Participações S.A.

2006 sales	Corporate structure	Company description

Ultrapar is a holding company for 3 separate operating companies: Oxiteno, Ultragaz, and Ultracargo
Major subsidiaries
  Ultragaz Participações LTDA
  – Ultragaz is the leading distributor of liquefied petroleum gas (LPG) in Brazil, and one of the largest distributors in the world by volume
  – Distributes bottled and bulk LPG to residential, commercial, and industrial clients in Brazil
  – 2006 revenue of US$1.4 billion, and volume sold of 1.5 million tons
  Oxiteno S.A.
   – A second-generation producer of commodity & specialty petrochemicals
  – Oxiteno is the largest producer of ethylene oxide and its main derivatives in Latin America
  – 2006 revenue of US$707 million, and volume sold of 544,000 tonsn
  Ultracargo Oper. Logísticas e Participações LTDA
  – Provides integrated logistics services for special products
  – 2006 revenue of $ 103 million
  – Storage capacity at 2006 year end of 240 thousand cubic meters.
  – Total kilometrage traveled in 2006 was 43 million kilometers

	Source: Public Ultrapar information	Source: Public Ultrapar information

Ultrapar valuation

Prior to the share merger, Ultrapar’s share value ranges from R$64.48 to R$71.26 based on the economic value	Economic value (R$)				Book value – Ultrapar

	Ultrapar TEV (before steps 1 and 2)		5,879				12/31/2006

	(+) net cash		19		Shareholder equity – (R$ million) Total number of shares (million)		1,940.7 81.3
	Ultrapar Equity value (before steps 1 and 2)		5,898

	(+) assets acquired (a)		497		Book value per share (R$ per share)		23.86

	(-) price paid(b)		(876)
	Ultrapar equity value (after steps 1 and 2)		5,520
	Total number of shares (million)		81.3
	Price per share – R$ per share	64.48	67.87	71.26

	-5%		+5%

Note: Figures in R$ million unless otherwise noted.
 (a)   refer to page 38 of the Valuation Report for more details
 (b)   R$890 million minus R$14 million received from Dynamo for the sale of certain Ipiranga PN’s shares

					Note: Book value based on operating company financials as of 12/31/2006 Source: Company’s filings
	Source: Ultrapar information and Deutsche Bank
	Weighted average share price LTM to announcement (a)				Weighted average share price announcement to April 2, 2007 (a)

		ON	PN			ON	PN

	Total volume (000’s)	NA	17,108		Total volume (000’s)	NA	2,822
	W.A. share price (R$ per share)	NA	43.08		W.A. share price (R$ per share)	NA	56.10

	(a) From 03/15/2006 to 03/16/2007 Note: Ultrapar’s ON shares have not traded for over 12 months . Source: FactSet				(a) From 03/16/2007 to 04/02/2007 Source: FactSet

Tab B

RIPI

Refinaria Petroleo Ipiranga SA – RIPI

Corporate structure	Company description

RIPI is a holding company for certain Ipiranga investments and operates a refinery
Major subsidiaries

  Companhia Brasileira de Petroleo Ipiranga (CBPI)
  -A fuel distributor with a network of 3,324 stations in Brazil, except in Rio Grande do Sul, Roraima and Amapá
  -2006 revenue of US$9.8 billion and volume sold of 12.2 billion cubic meters
  Distrib. de Produtos de Petroleo Ipiranga (DPPI)
  -A gasoline distributor with a network of 916 stations in Southern Brazil
  -2006 revenue of $1.6 billion and volume sold of 1.8 billion cubic meters
  Ipiranga Química (IQ)
  -A wholesale distributor of chemical products with over 5,000 clients in 50 different markets
  -2006 revenue of US$212.3 million and EBITDA of US$9.5 million
  -Through its ownership in IQ, RIPI indirectly controls Copesul (with Braskem) and IPQ
  Ipiranga Petroquímica (IPQ)
  -A 2nd generation producer of high-end petrochemicals -2006 revenue of US$924.3 million and volume sold of 636,100 tons
  Copesul
  -A naphtha-based cracker owned by Ipiranga & Braskem
  -2006 revenue of US$2.9 billion and volume of 2.962 million tons

Note: Families include Gouv êa, Tellechea, Mello, Bastos, and Ormazabal families	Note: Volume sold refers to total volume; Revenue figures not consolidated
Source: Public Ipiranga information	Source: Public Ipiranga information

RIPI valuation

RIPI’s share value ranges from R$51.63 to R$57.06 based on the economic value	Economic value					Book value – RIPI SA

	(R$ million)	100% TEV	Proportionate TEV			12/31/2006

						Shareholder equity – (R$ million) Total number of shares (million) Book value per s hare (R$ per share)	577.3 29.6

	IQ SA	3,051	58.53%	1,786
	CBPI SA	4,029	11.42%	460

	DPPI SA	1,552	7.65%	119			19.50

	RIPI Opco	9	100.0%	9

	RIPI – Total Enterprise Value			2,373

	(-) net debt			(765)
	RIPI – Equity value			1,609
	Total number of shares (million)			29.6
	Price per share – R$ per share		51.63	54.35	57.06

			-5%		+5%
	Note: Figures in R$ million unless otherwise noted. Source: Ipiranga information and Deutsche Bank					Note: Book value based on operating company financials as of 12/31/2006 Source: Company’s filings

Weighted average share price LTM to announcement (a)			Weighted average share price announcement to April 2, 2007 (a)

	ON	PN		ON	PN

Total volume (000’s)	1,843	5,850	Total volume (000’s)	528	1,495
	45.81	32.75	W.A. share price (R$ per share)	91.57	44.85
(a) From 03/15/2006 to 03/ 16/2007 Source: FactSet			(a) From 03/16/2007 to 04/02/2007 Source: FactSet

Tab C

DPPI

Distribuidora de Produtos de Petroleo Ipiranga SA – DPPI

Corporate structure	Company description

  DPPI is a distributor of fuel in Southern Brazil
  The Company delivers fuel to retail gas stations, industrial sites
  Approximately 65% of volume is sold to retail gas stations
  In 2006, core volume (gasoline, alcohol, and diesel fuel) was 1.8 billion cubic meters. Total volume (including GNV, lubricants, & others) was marginally higher
   In 2006, the Company had 2.5% of the Brazilian market by volume sold

Major subsidiaries:

  Isa-Sul Administração e Participações (Isa-Sul):
  -Owns 152 of the gas stations in DPPI’s region
  -2006 revenue of US$8.7 million and EBITDA of US$7.5 million
  Companhia Brasileira de Petroleo Ipiranga (CBPI)
  -A fuel distributor with a network of 3,324 stations in Brazil, except in Rio Grande do Sul, Roraima and Amapá
  -2006 revenue of US$9.8 billion and volume sold of 12.2 billion cubic meters
  - Through its ownership in CBPI, DPPI indirectly owns a minority stake in IQ, IPQ, and Copesul
  Ipiranga Química (IQ)
  -  A wholesale distributor of chemical productswith over 5,000 clients in 50 different markets
  -2006 revenue of US$212.3 million and EBITDA of US$9.5 million
   Ipiranga Petroquímica (IPQ)
  -  A 2nd generation producer of high-end petrochemicals
  -2006 revenue of US$924.3 million and volume sold of 636,100 tons
  Copesul
  - A naphtha-based cracker owned by Ipiranga & Braskem
  -2006 revenue of US$2.9 billion and volume of 2.962 million tons

Note: Families include Gouv êa, Tellechea, Mello, Bastos, and Ormazabal families Source: Public Ipiranga information	Note: Volumes refer to volumes sold. Revenues are not consolidated Source: Public Ipiranga information

DPPI valuation

DPPI’s share value ranges from R$41.11 to R$45.44 based on the economic value	Economic value					Book value – DPPI SA

		100% TEV	Proportionate TEV				12/31/2006

	(R$ million)						804.0 32.0

	CBPI	4,029	21.01%	847		Shareholder equity – (R$ million)
	DPPI Opco	706	100.00%	706		Total number of shares (million)

	DIPPI –Total Enterprise Value			1,552		Book value per s hare (R$ per share)	25.13

	(-) net debt			(168)
	DPPI – equity value			1,385
	Total number of shares (million)			32.0
	Price per share – R$ per share		41.11	43.28	45.44

			-5%		+5%
	Note: Figures in R$ million, except unless otherwise noted Source: Ipiranga information and Deutsche Bank					Note: Book value based on operating company financials as of 12/31/2006 Source: Company’s filings

Weighted average share price LTM to announcement (a)			Weighted average share price announcement to April 2, 2007 (a)

	ON	PN		ON	PN

Total volume (000’s)	24	2,919	Total volume (000’s)	61	514
W.A. share price (R$ per share)	41.69	24.99	W.A. share price (R$ per share)	96.53	34.69
(a) From 03/15/2006 to 03/16/2007 Source: FactSet			(a) From 03/16/2007 to 04/02/2007 Source: FactSet

Tab D

CBPI

Companhia Brasileira de Petroleo Ipiranga – CBPI

Corporate structure	Company description

  The largest company in the Ipiranga Group by revenue, CBPI is a distributor of fuel in Brazil, except in Rio Grande do Sul, Roraima and Amapá
  The Company delivers fuel to retail gas stations, industrial sites
  Approximately 65% of volume is sold to retail gas stations
   In 2006, core volume (gasoline, alcohol, and diesel fuel) was 11.6 billion cubic meters. Total volume (including GNV, lubricants, & others) was 12.2 billion cubic meters
  In 2006, the Company had 16.9% of the Brazilian market

Major subsidiaries

  Empresa Carioca de Produtos Químicos (EMCA)
  -Produces specialty oils with applications in the pharmaceutical, food, cosmetic, and plas tics industries
  - 2006 revenue of US$42.5 million and EBITDA of US$1.4 million
   Ipiranga Asfaltos (IASA)
  -  Produces asphalt and asphalt additives, and provides pavement services
  -2006 sales of US$114.3 million and EBITDA of US$6.1 million
  AM/PM Comestíveis
  -Achain of retail convenience stores attached to CBPI gas stations
  - 2006 sales of US$8.4 million and EBITDA of US$14.7 million, which includes other operating income
  Ipiranga Química SA (IQ)
  -A wholesale distributor of chemical products with over 5,000 clients in 50 different markets
  -2006 revenue of US$212.3 million and EBITDA of US$9.5 million
  - Through its ownership in IQ, CBPI, indirectly has a stake in IPQ and Copesul
   Ipiranga Petroquímica (IPQ)
  -A 2nd generation producer of high-end petrochemicals
  -2006 revenue of US$924.3 million and volume sold of 636,100 tons n
  Copesul
  -A naphtha-based cracker owned by Ipiranga & Braskem
  -2006 revenue of US$2.9 billion and volume of 2.962 million tons

Note: Families include Gouv êa, Tellechea, Mello, Bastos, and Ormazabal f amilies Source: Public Ipiranga information
Source: Public Ipiranga information

CBPI valuation

CBPI’s share value ranges from R$26.97 to R$29.81 based on the	Economic value					Book value – CBPI

	(R$ million)	100% TEV	Proportionate TEV				12/31/2006

	Copesul	5,635	29.46%	1,660	(1)	Shareholder equity – (R$ million)	1,555.2 106.0

	IPQ Opco	1,452	100.00%	1,452	(2)	Total number of shares (million)

	100% IPQ SA.			3,112	(3)=(1)+(2)	Book value per s hare (R$ per share)	14.68

	IPQ SA.	3,112	92.39%	2,875	(4)=(3)x stake
	IQ Opco	176	100.00%	176	(5)

	100% IQ SA			3,051	(6)=(4)+(5)

	IQ SA	3,051	41.47%	1,265	(7)=(6)x stake
	CBPI Opco	2,764	100.00%	2,764	(8)
	CBPI – Total Enterprise Value			4,029	(9)=(7)+(8)
	(-) net debt			(1,021)
	CBPI - Equity Value			3,008

	Total number of shares (million)			106.0
	Price per share - R$ per share		26.97	28.39	29.81

			-5%		+5%
	Note: Figures in R$ million, except unless otherwise noted Source: Ipiranga information and Deutshe Bank					Note: Book value based on operating company financials as of 12/31/2006 Source: Company's filings

Weighted average share price LTM to announcement (a)			Weighted average share price announcement to April 2, 2007 (a)

	ON	PN		ON	PN

Total volume (000’s)	123	62.524	Total volume (000’s)	168	7,946
W.A. share price (R$ per share)	21.72	18.32	W.A. share price (R$ per share)	52.55	23.28
(a) From 03/15/2006 to 03/16/2007 Source: FactSet			(a) From 03/16/2007 to 04/02/2007 Source: FactSet

Section 3

Economic value of assets

Valuation considerations

The companies were valued on a stand-alone basis The valuation of each asset excludes any potential synergies that could be achieved as a result of the transaction
	DCF	Multiples

• Basic assumptions
     – 10-year projections
     – Base date of DCF valuation is December 31, 2006
     – Assumes exchange rate of 2.1385 R$/US$ as of 12/31/2006
     – Models projected in nominal reais; cash flows were converted to US Dollars based on average exchange rate for the year
     – WACC in nominal US Dollars
     – Considers that cash flow is generated evenly throughout the year
• Perpetuity
     – Calculated based on Gordon’s growth formula
     – Adjustments to capex/ depreciation, tax rates, net operating working capital
     – Petrochemical companies: perpetuity cash flow adjusted for mid-cycle
 • Equity value
     – TEV minus net debt (as defined in the glossary)

• Basic assumptions
     – Based on multiples of EBITDA
 • Precedent transactions
    – Applied to LTM EBITDA
 • Trading comparables
– Applied to 2006 EBITDA except for petrochemicals, where an average of 3 – 5 years (normalized EBITDA) was used depending on the company

	DCF valuation	Multiple -based valuation

Companhia Brasileira de Petróleo Ipiranga Distribuidora de Prod. de Petróleo Ipiranga Copesul Central Química Ipiranga Petroquímica S.A. Ultrapar Participações	Ipiranga Química S.A. – precedent trans actions
 Empresa Carioca de Prod. Químicos S.A. – trading comps
 Ipiranga Asfaltos – precedent transactions
 AM/PM Comestíveis – trading comps
 Isa-Sul Adm . e Part. Ltda – implied multiple from DPPI DCF

	Source: Ultrapar and Deutsche Bank	Source: Ultrapar and Deutsche Bank

Weighted Average Cost of Capital and Cost of Equity
WACC and Ke

WACC definition

	(US$ nominal)			Ipiranga companies

		Ultrapar	CBPI	DPPI	Copesul	IPQ

I. Beta calculation (a)

	1. Beta un- levered	0.64	0.90	0.90	0.86	0.86

	Long-term optimal debt (D)/cap (D+E) ratio	35% (b)	40% (c)	40% (c)	50% (c)	50% (c)
	Long-term optimal equity (E) /cap (D+E) ratio	65% (b)	60% (c)	60% (c)	50% (c)	50% (c)
	Marginal tax rate (tax)(d)	22%	26%	23%	33%	25%

	2. Re-levered equity beta (b)	0.92	1.35	1.36	1.44	1.50

II. Calculation of Cost of Capital
	US risk free rate (Rfr) (e)	4.5% p.a.	4.5% p.a.	4.5% p.a.	4.5% p.a.	4.5% p.a.
	Local risk premium (CRP) (f)	200 bps	200 bps	200 bps	200 bps	200 bps
	Local long-term risk free rate	6.5% p.a.	6.5% p.a.	6.5% p.a.	6.5% p.a.	6.5% p.a.
	US equity risk premium (ERP) (g)	7.1% p.a.	7.1% p.a.	7.1% p.a.	7.1% p.a.	7.1% p.a.
	3. Cost of Equity (Ke)	13.0% p.a.	16.1% p.a.	16.2% p.a.	16.7% p.a.	17.2 p.a.%

	Local long-term risk free rate	6.5% p.a.	6.5% p.a.	6.5% p.a.	6.5% p.a.	6.5% p.a.
	Long-term corporate risk spread (h)	150 bps	200 bps	200 bps	200 bps	200 bps
	4. Cost of Debt (Kd)	8.0% p.a.	8.50% p.a.	8.50% p.a.	8.50% p.a.	8.50% p.a.

	5. WACC	10.6% p.a.	12.2% p.a.	12.3% p.a.	11.2% p.a.	11.8% p.a.

Note:	(a) 2 years weekly Betas against the S&P 500 for the sample of companies that represent each industry (source: Bloomberg)
(b) Based on a more conservative company risk profile than the optimal capital structure for the industry
(c) Based on comparable public companies
(d) Marginal tax rates as provided by the management of the companies
(e) US risk free rate is the yield of the US Treasury (source: FactSet)
(f) Local risk premium based on spread of the sovereign bond to the equivalent US Treasury (source: Bloomberg)
(g) Equity risk premium from Ibbotson’s 2006 report
(h) Long term corporate risk spreads are based on companies outstanding debt (source: the companies’ financials)
Source: Bloomberg, Factset and the companies

Macroeconomic assumptions

US Economy	2004A	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E

Inflation (a)	1.6%	2.6%	2.3%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
US Treasury (a)	4.1%	4.1%	4.7%	4.5%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%

Brazil Economy	2004A	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E

GDP - real growth (b)	0.5%	4.9%	3.4%	3.5%	3.7%	3.6%	3.4%	3.3%	3.1%	3.0%	3.0%	3.0%	3.0%
GDP - nominal growth	5.7%	10.9%	6.6%	7.4%	7.8%	7.2%	7.0%	6.9%	6.7%	6.6%	6.6%	6.6%	6.6%
Brazilian population growth (c)	1.5%	1.4%	1.4%	1.4%	1.3%	1.3%	1.3%	1.2%	1.2%	1.2%	1.1%	1.1%	1.1%
Inflation (IPCA) (a)	5.2%	5.7%	3.1%	3.8%	4.0%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%

Selic (average) (b)	23.0%	16.4%	15.3%	12.2%	11.1%	10.0%	9.5%	9.5%	9.5%	9.5%	9.5%	9.5%	9.5%
CDI (Brazilian interbank rate) (b)	23.5%	16.9%	15.8%	12.7%	11.6%	10.5%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%

FX rate – eop (d)	2.85	2.34	2.14	2.18	2.29	2.32	2.36	2.39	2.43	2.46	2.50	2.54	2.57
FX rate – avg	3.05	2.43	2.19	2.16	2.24	2.31	2.34	2.38	2.41	2.45	2.48	2.52	2.56
Average R$ devaluation		(20.3%)	(9.9%)	(1.5%)	3.7%	3.0%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Sources:
(a) Based on Wall Street consensus
(b) Market consensus for 2007 and 2008. Based on Wall Street consensus for 2009 onwards
(c) IBGE – Brazilian Institute of Geography and Statist ics
(d) Market consensus for 2007 and 2008. Fixed purchase power parity (PPP) between Brazil and USA for 2009 onwards

Tab A

Ultrapar

Economic value of assets	Section 3

Ultrapar consolidated – DCF valuation

Ultrapar consolidates:
Ultragaz, the #1 LPG
distributor in Brazil,
Oxiteno, the main
producer of Ethylene
Oxide and its main
derivatives in Latin
America, and
Ultracargo, a logistic
company for special
products		2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	Perp.

	1. EBIT	157	163	218	239	249	251	257	286	297	347	364
	annual growth	n.a.	4.1%	33.2%	9.7%	4.4%	0.6%	2.4%	11.3%	3.9%	16.8%	5.0%
	(-) tax	(37)	(38)	(47)	(51)	(53)	(54)	(56)	(64)	(67)	(77)	(80)
	effective tax rate	(23.4%)	(23.5%)	(21.6%)	(21.3%)	(21.1%)	(21.5%)	(21.7%)	(22.4%)	(22.6%)	(22.1%)	(22.1%)

	3. EBIT (-) tax	120	125	171	188	197	197	201	222	230	270	284
	(+) Depreciation & Amortization	93	103	111	119	127	131	134	116	119	87	87
	(-) Capex	(253)	(154)	(103)	(96)	(99)	(101)	(104)	(106)	(100)	(98)	(87)
	(-) Changes in net operating working capital	(7)	(19)	(50)	(21)	(19)	(17)	(16)	(13)	(11)	(11)	(11)

	4. Free cash flow to the Firm	(47)	56	129	190	206	209	215	218	238	248	272
	annual growth	-	-	130.4%	47.8%	8.3%	1.5%	3.0%	1.5%	9.0%	4.0%	9.8%

Note: Annual free cash flow in US$ millions Effective tax rate based on the effective tax rates of Ultragaz, Oxiteno, and Ultracargo Source: Company information and Ultrapar management guidance

Assumptions – Ultragaz
Selected income statement drivers

Assumptions – Ultragaz (continued)
Selected income statement drivers

Assumptions –Ultragaz (continued)
Selected balance sheet drivers

	Change in net operating working capital

Net operating working capital assumptions are in line with 2006	Net operating working capital
	(R$ million)	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E

	Net operating working capital	150.2	126.4	133.5	141.9	150.0	158.5	167.4	176.6	186.2	196.3	207.0	218.2
	(+) current assets	216	203	215	228	241	255	269	284	299	316	333	351
	(-) current liabilities	(65)	(77)	(81)	(87)	(91)	(97)	(102)	(107)	(113)	(119)	(126)	(132)

	Change in net operating working capital
	(Increase) / Decrease in net operating working capital			(7)	(8)	(8)	(8)	(9)	(9)	(10)	(10)	(11)	(11)
	Source: Company information and Ultrapar management guidance

Assumptions – Oxiteno
Selected income statement drivers

Assumptions – Oxiteno (continued)
Selected income statement drivers

Assumptions – Oxiteno (continued)
Selected balance sheet drivers

	Change in net operating working capital

Net operating working capital assumptions are in line with 2006	Net operating working capital
	(R$ million)	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E

	Net operating working capital	259.5	361.2	368.0	400.0	504.5	543.7	580.0	611.8	641.0	661.7	677.3	694.2
	(+) current assets	352	468	478	520	651	700	747	791	830	858	878	898
	(-) current liabilities	(92)	(107)	(110)	(120)	(147)	(157)	(167)	(179)	(189)	(196)	(200)	(204)

	Change in net operating working capital
	(Increase) / Decrease in net operating working capital			(7)	(32)	(105)	(39)	(36)	(32)	(29)	(21)	(16)	(17)
	Source: Company information and Ultrapar management guidance

Assumptions – Ultracargo
Selected income statement drivers

Assumptions – Ultracargo (continued)
Selected income statement drivers

Assumptions – Ultracargo (continued)
Selected balance sheet drivers

	Change in net operating working capital

Net operating working capital assumptions are in line with 2006	Net operating working capital
	(R$ million)	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E

	Net operating working capital	14.0	16.1	17.7	19. 4	21.1	22.9	23.9	24.9	26.0	27.1	28.2	29.5
	(+) current assets	33	35	38	42	46	50	52	54	57	59	62	64
	(-) current liabilities	(19)	(19)	(20)	(23)	(25)	(27)	(28)	(29)	(31)	(32)	(33)	(35)

	Change in net operating working capital
	(Increase) / Decrease in net operating working capital			(2)	(2)	(2)	(2)	(1)	(1)	(1)	(1)	(1)	(1)
	Source: Company information and Ultrapar management guidance

Tab B

Ultrapar prior to the share merger

Ultrapar prior to the share merger

Stake at SA vs. Stake at Opco

•	After completing steps 1 and 2, Ultrapar will have acquired 41.3% of RIPI, 35.4% of DPPI, and 4.1% of CBPI	(R$ million)			TEV (5)	Equity 497

•	Ultrapar will spend R$876 million on steps 1 and 2	Assets acquired by Ultrapar			591

•	These stakes are equivalent to 41.3% of the refinery, 38.5% of the distribution business of DPPI, and 16.9% of the distribution business of CBPI	Refinery DPPI distribution CBPI distribution CBPI EMCA	(1) (2) (3) (4)	41,3% 38,5% 16,9% 16,9%	1 272 315 3	(10) 290 217 0
Ipiranga SA RIPI SA DPPI SA CBPI SA	Stake at S.A. 41.3% 35.4% 4.1%	Stake at Opco 41.3% 38.5% 16.9%	Refinery DPPI distribution CBPI distribution	(1) Includes 1/3 of the Refinery only
(2) Includes ISA-Sul
(3) Includes CBPI distribution and the AM/PM convenience stores in the South and Southeast
(3) Assumes that Petrobras will pay with cash for 100% of its stake and will assume no debt from CBPI
(4) EMCA will be 100% owned by Ultrapar
		(5) Represents Ultrapar's stake in the acquired assets
Note: Takes into consideration the cross ownership of the companies in the underlying assets as indicated in the chart.
Source: Public company information

Tab C

Fuel distribution – CBPI

CBPI distribution – DCF valuation

CBPI: A fuel distributor
operating in Brazil, except
Rio Grande do Sul,
Roraima and Amapa
In addition to the
distribution business,
CBPI also consolidates
AM/PM, IASA, and
EMCA totaling R$2.7
billion TEV
(refer to page 61)		2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	Perp.

	1. EBIT	90	106	122	142	164	251	268	298	340	361	379

	annual growth	n.a.	18.3%	14.7%	16.5%	15.7%	52.6%	6.9%	11.0%	14.1%	6.3%	5.1%

	(-) tax	(23)	(27)	(31)	(36)	(42)	(64)	(69)	(76)	(87)	(93)	(97)
	effective tax rate	(25.6%)	(25.6%)	(25.6%)	(25.6%)	(25.6%)	(25.6%)	(25.6%)	(25.6%)	(25.6%)	(25.6%)	(25.6%)

		67	79	91	106	122	187	200	222	253	269	282
	3. EBIT (-) tax
	(+) Depreciation & Amortization	41	47	52	60	69	78	86	84	73	84	83

	(-) Capex, net of reimbursement	(74)	(63)	(91)	(116)	(134)	(98)	(105)	(127)	(144)	(137)	(130)
	(-) Changes in net operating working capital	(8)	(46)	(55)	(58)	(61)	(37)	(50)	(51)	(52)	(59)	(61)

	4. Free cash flow to the Firm	27	17	(3)	(8)	(4)	130	131	128	130	156	174
	annual growth	n.a.	(37.9%)	(120.4%)	125.6%	(43.1%)	n.a.	0.4%	(1.8%)	1.1%	20.1%	11.5%

	Note: Annual free cash flow in US$ millions
	Source: Based on company information, confirmed by Ipiranga management

Assumptions – CBPI distribution
Selected income statement drivers

Assumptions – CBPI distribution (continued)
Selected income statement drivers

Assumptions – CBPI distribution (continued)
Selected income statement drivers

Net operating working capital assumptions are in line with 2006	Change in net operating working capital

	Net operating working capital (R$ million)	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E

	Net operating working capital	671	872	889	992	1,119	1,253	1,399	1,487	1,608	1,734	1,863	2,015
	(+) current assets	1,342	1,491	1,681	1,882	2,126	2,386	2,668	2,888	3,123	3,377	3,651	3,947
	(-) current liabilities	671	618	792	890	1,007	1,133	1,270	1,401	1,515	1,644	1,788	1,931

	Change in net operating working capital
	(Increase) / Decrease in net operating working capital			(17)	(103)	(127)	(135)	(145)	(88)	(122)	(125)	(130)	(152)
	Source: Based on company information and an external consultant, confirmed by Ipiranga management

Economic value of assets	Section 3

Tab D

Fuel distribution – DPPI

Economic value of assets	Section 3

DPPI distribution – DCF Valuation

DPPI: A fuel distributor operating in 2 states in the South of Brazil		2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	Perp.

	1. EBIT	29	34	35	37	39	41	44	48	55	58	63
	annual growth	n.a.	14.3%	4.5%	6.5%	4.6%	5.3%	5.5%	11.2%	13.6%	4.8%	9.2%

	(-) tax	(7)	(8)	(8)	(9)	(9)	(9)	(10)	(11)	(13)	(13)	(14)
	effective tax rate	(22.8%)	(22.8%)	(22.8%)	(22.8%)	(22.8%)	(22.8%)	(22.8%)	(22.8%)	(22.8%)	(22.8%)	(22.8%)

Isa-Sul, a wholly owned subsidiary of DPPI, owns 152 gas stations in DPPI’s region. Isa- Sul is valued based on DPPI’s TEV multiple of 2006 EBITDA	3. EBIT (-) tax	23	26	27	29	30	32	34	37	42	44	49
	(+) Depreciation & Amortization	8	9	10	10	11	12	13	11	8	9	19
	(-) Capex	(15)	(8)	(6)	(11)	(8)	(13)	(12)	(12)	(12)	(9)	(19)
	(-) Changes in net operating working capital	(12)	(13)	(13)	(12)	(10)	(11)	(11)	(12)	(12)	(13)	(14)

	4. Free cash flow to the Firm	5	14	18	17	23	20	23	25	27	31	35
	annual growth	n.a.	199.4%	28.0%	(6.2%)	38.7%	(12.7%)	14.0%	6.4%	7.7%	18.4%	11.1%
	Note: Annual free cash flow in US$ millions
	Source: Based on company information, confirmed by Ipiranga management

Economic value of assets	Section 3

Assumptions – DPPI distribution
Selected income statement drivers

Economic value of assets	Section 3

Assumptions – DPPI distribution (continued)
Selected income statement drivers

Economic value of assets	Section 3

Assumptions – DPPI distribution
Selected balance sheet drivers

Net operating working capital assumptions are in line with 2006	Change in net operating working capital

	Net operating working capital (R$ million)	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E

	Net operating working capital	145	255	280	310	340	368	392	417	445	475	506	539
	(+) current assets	232	310	338	375	412	446	474	505	539	575	613	653
	(-) current liabilities	87	55	59	65	71	77	82	88	93	100	107	114

	Change in net operating working capital
	(Increase) / Decrease in net operating working capital			(25)	(30)	(31)	(28)	(23)	(26)	(28)	(29)	(31)	(33)
	Source: Based on company information and an external consultant, confirmed by Ipiranga management

Economic value of assets	Section 3

Tab E

Copesul

Economic value of assets	Section 3

Copesul – DCF valuation

Copesul is a naphtha- based cracker jointly controlled by Ipiranga (29.5%) and Braskem (29.5%)		2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	Perp.

	1. EBIT	402	294	273	228	231	315	365	454	521	488	374
	annual growth	(3.6%)	(26.9%)	(6.9%)	(16.5%)	1.1%	36.6%	15.6%	24.6%	14.6%	(6.4%)	2.0%

	(-) tax	(132)	(96)	(90)	(75)	(76)	(103)	(119)	(149)	(171)	(160)	(122)
	effective tax rate	(32.8%)	(32.8%)	(32.8%)	(32.8%)	(32.8%)	(32.8%)	(32.8%)	(32.8%)	(32.8%)	(32.8%)	(32.8%)

	3. EBIT (-) tax	270	198	184	154	155	212	245	306	350	328	251
2006 production consisted of 39% ethylene, 20% propylene, 10% benzene, and 31% other by-products	(+) Depreciation & Amortization	109	107	105	105	45	8	9	11	12	13	31
	(-) Capex	(26)	(26)	(27)	(27)	(28)	(28)	(29)	(29)	(30)	(30)	(31)
	(-) Changes in net operating working capital	24	41	4	17	(5)	(42)	(26)	(45)	(35)	10	0

	4. Free cash flow to the Firm	378	319	266	248	169	150	199	242	297	321	251
	annual growth	n.a.	(15.5%)	(16.6%)	(6.6%)	(32.2%)	(11.2%)	33.1%	21.3%	23.0%	7.9%	(21.6%)
	Note: Annual free cash flow in US$ millions
	Source: Based on company information, confirmed by Ipiranga management

Economic value of assets	Section 3

Assumptions – Copesul
Selected income statement drivers

Economic value of assets	Section 3

Assumptions – Copesul (continued)
Selected income statement drivers

Economic value of assets	Section 3

Assumptions – Copesul (continued)
Selected balance sheet drivers

Net operating working capital assumptions are in line with 2006	Change in net opera ting working capital

	Net operating working capital (R$ million)	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E

	Net operating working capital	459	557	506	414	406	366	377	478	543	655	744	719
	(+) current as sets	795	1,061	982	795	776	694	714	917	1,046	1,272	1,450	1,398
	(-) current liabilities	336	504	476	380	370	328	337	439	503	617	706	678

	Change in net operating working capital
	(Increase) / Decrease in net operating working capital			51	92	8	40	(11)	(101)	(65)	(112)	(89)	25
	Source: Based on company information, confirmed by Ipiranga management

Economic value of assets	Section 3

Tab F

IPQ

Economic value of assets	Section 3

IPQ – DCF valuation

IPQ is a 2nd generation producer of high-end petrochemicals In 2006, volume sold reached 638,000 tons		2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	Perp.

	1. EBIT	87	89	86	73	83	79	86	96	106	104	80
	annual growth	n.a.	2.2%	(3.2%)	(15.9%)	14.2%	(4.7%)	8.8%	12.2%	10.5%	(2.7%)	2.0%
	(-) tax	(22)	(22)	(22)	(18)	(21)	(20)	(21)	(24)	(27)	(26)	(20)
	effective tax rate	(25.0%)	(25.0%)	(25.0%)	(25.0%)	(25.0%)	(25.0%)	(25.0%)	(25.0%)	(25.0%)	(25.0%)	(25.0%)
		65	67	65	54	62	59	64	72	80	78
	3. EBIT (-) tax											60
	(+) Depreciation & Amortization	15	15	15	15	15	16	16	16	16	16	17
	(-) Capex	(5)	(5)	(5)	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(17)
	(-) Changes in net operating working capital	15	(0)	0	(1)	1	(1)	(1)	(1)	1	(1)	0

	4. Free cash flow to the Firm	90	77	75	63	73	68	74	82	91	87	60
	annual growth	n.a.	(15.2%)	(2.3%)	(15.5%)	14.9%	(6.4%)	8.6%	10.5%	11.1%	(3.9%)	(31.5%)
	Note: Annual free cash flow in US$ millions
	Source: Based on company information, confirmed by Ipiranga management

Economic value of assets	Section 3

Assumptions – IPQ
Selected income statement drivers

Economic value of assets	Section 3

Assumptions – IPQ (continued)
Selected income statement drivers

Economic value of assets	Section 3

Assumptions – IPQ (continued)
Selected balance sheet drivers

Net operating working capital assumptions are in line with 2006	Change in net operating working capital

	Net operating working capital (R$ million)	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E

	Net operating working capital	(36)	68	36	36	36	38	37	40	41	43	41	43
	(+) current assets	409	619	517	522	474	438	437	462	509	588	570	564
	(-) current liabilities	445	551	481	486	439	400	400	422	468	545	529	522

	Change in net operating working capital
	(Increase) / Decrease in net operating working capital			32	(0)	1	(3)	1	(3)	(1)	(2)	2	(2)
	Source: Based on company information, confirmed by Ipiranga management

Economic value of assets	Section 3

Tab G

Valuation of other assets based on multiples

Economic value of assets	Section 3

Valuation summary – Other

			TEV/ ’06
Company	Description	TEV (R$mm)	EBITDA

Refinaria de Petróleo Ipiranga (RIPI)	• The business has operated on a break even basis (sometimes given special tax incentives by the State) • Valuation based on comparable trading companies	9	6.5x

Ipiranga Química S.A. (IQ)	• A chemical products distributor with over 5,000 clients in 50 different markets • Valuation based on precedent transactions	176	8.6x

Empresa Carioca de Produtos Químicos S.A. (EMCA)	• A producer of specialty petrochemicals; consolidated by CBPI SA • Valuation based on comparable trading companies • Comparable sample includes both specialty and commodity petrochemical trading companies	18	6.3x

Ipiranga Asfaltos (IASA)	• A producer of asphalt and pavement surface products • Valuation based on precedent transactions	89	6.8x

AM/PM Comestíveis	• A retail convenience store chain attached to DPPI and CBPI gas stations, consolidated by CBPI • Valuation based on comparable trading companies	236	7.5x

Isa-Sul Administração e Part. Ltda.	• A subsidiary that owns 152 and operates 15 of the gas stations in DPPI’s region • Valuation based on the same implied multiple as DPPI	140	8.8x

Note: All valuation based on the median of the sample unless otherwise noted Calculation in US Dollars translated to Reais at 2.14 R$/US$
Source: Company information and Wall Street Research

Final considerations	Section 4

Section 4

Final considerations

Final considerations	Section 4

Share price range

Share price range based on the economic value (R$ per share)

	-5%	Mid-range	+5%

CBPI	26.97	28.39	29.81
DPPI	41.11	43.28	45.44
RIPI	51.63	54.35	57.06

Ultrapar	64.48	67.87	71.26
Note: 10% range in compliance with the CVM Resolution #361/02.

Glossary	Section 5

Section 5

Glossary

Glossary	Section 5

Terms used in the report

• Beta: beta against the S&P500, a measure of systemic risk

• Capital Asset Pricing Model (CAPM): methodology used to define the cost of equity

• Capex: Capital Expenditures

• Cost of Equity (Ke): return required by the equity holder

• Cost of debt(Kd): cost of third party financing

• CVM: Comissão de Valores Mobiliários

• D&A: depreciation and amortization

• Net debt: Cash and cash equivalents, net position in derivatives, export notes, short and long-term bank loans, receivable and payable dividends, short and long-term receivables and payables related to debentures, short and long-term pension funds deficits, provisions, and other receivables and payables to related parties, including subscription bonus (“bonus de subscricão”)

• Drivers: value drivers or key drivers

• EBIT: Earnings Before Interests and Taxes

• EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization

• EV or TEV: Enterprise value

• Equity value: TEV minus net debt

• Dollar: American Dollar

• DCF: Discounted cash flow

• FCFF: Free Cash Flow to Firm

• Operating cash flow: relates to cash inflows and outflows solely related to the operations

Glossary	Section 5

Terms used in the report (continued)

• JCP: interest on capital (“Juros sobre Capital Próprio”)

• LTM: Last twelve months

• IPCA: consumer price index

• NOPLAT: Net Operating Profit Less Adjusted Taxes

• ON: “Ação Ordinária” ordinary or voting share

• PN: “Ação Preferencial” preferred or non-voting share

• ERP: equity risk premium is the expected premium for investing in stocks

• CRP: country risk premium is the expected premium for investing in a certain specific country

• Spread: price or yield differential

• “Tag-along”: (minority) shareholders right to join a transaction in which another shareholder (usually controlling shareholder) is selling their stake. In Brazil, the legislation specifies that voting shareholders of public entities have the right to receive a minimum offer of 80% the price to be paid for control (the 80% tag-along right)

• Risk free rate: US Treasury

• TJLP: “Taxa de Juros de Longo Prazo”, Brazilian long term interest rate

• Terminal value:: value of the company at the end of the projection

• NPV: net present value

• VPL: vValor pPresente lLíquido

• WACC: Weighted Average Cost of Capital

Share price evolution	Appendix I

Appendix I

Share price evolution

Share price evolution	Appendix I

Weighted average share prices – LTM to announcement

Ultrapar (Share price in R$, Volume in ‘000’s)					RIPI (Share price in R$, Volume in ‘000’s)

Month		PN Price	Volume		Month	PN Price	Volume	ON Price	Volume

March-06(a)		38.27	676		March-06(a)	23.61	84	39.05	83
April-06		36.41	990		April-06	24.96	665	35.83	123
May-06		36.99	1,078		May-06	28.95	1,134	36.52	266
June-06		34.49	1,511		June-06	30.59	425	36.99	144
July-06		33.88	1,159		July-06	30.10	323	36.21	72
August-06		35.51	1,503		August-06	31.22	497	37.35	166
September-06		38.48	905		September-06	33.17	415	38.45	56
October-06		40.40	1,296		October-06	35.80	437	39.69	95
November-06		47.58	1,702		November-06	37.01	353	41.51	139
December-06		47.75	1,088		December-06	37.36	289	42.56	93
January-07		51.07	1,938		January-07	37.44	568	43.72	95
February-07		53.02	2,530		February-07	40.63	371	50.00	141
March-07(b)		50.78	733		March-07(b)	42.54	292	70.48	370
WA share price		R$43.1			WA share price	R$32.7		R$45.8
Notes: (a) March 17, 2006, to March 31, 2006 (15 days)					Notes: (a) March 17, 2006, to March 31, 2006 (15 days)
(b) March 1, 2007, to March16, 2007 (16 days)					(b) March 1, 2007, to March16, 2007 (16 days)
Source: FactSet					Source: FactSet

CBPI (Share price in R$, Volume in ‘000’s)					DPPI (Share price in R$, Volume in ‘000’s)

Month	PN Price	Volume	ON Price	Volume	Month	PN Price	Volume	ON Price	Volume

March-06(a)	15.65	3,401	20.00	6	March-06(a)	23.03	38	39.00	2
April-06	17.94	6,389	20.75	16	April-06	24.01	251	42.47	2
May-06	17.84	5,933	21.83	3	May-06	25.12	185	38.05	2
June-06	17.48	5,717	20.63	7	June-06	24.02	398	42.92	1
July-06	17.02	5,001	21.83	4	July-06	24.09	113	35.74	2
August-06	17.30	6,600	24.12	0	August-06	23.20	261	32.25	2
September-06	17.28	4,821	21.11	3	September-06	23.09	115	36.54	0
October-06	18.78	4,459	21.29	24	October-06	23.08	318	30.20	2
November-06	18.56	4,189	21.67	17	November-06	23.71	460	27.71	1
December-06	18.96	4,221	21.93	23	December-06	25.54	316	28.69	2
January-07	19.18	4,891	22.22	12	January-07	27.98	239	30.00	1
February-07	22.28	3,579	26.04	7	February-07	32.70	138	35.00	0
March-07(b)	22.36	3,322	27.87	1	March-07(b)	33.08	87	55.96	8
WA share price	R$18.3		R$21.7		WA share price	R$25.0		R$41.7
Notes: (a) March 17, 2006, to March 31, 2006 (15 days)					Notes: (a) March 17, 2006, to March 31, 2006 (15 days)
(b) March 1, 2007, to March16, 2007 (16 days)					(b) March 1, 2007, to March16, 2007 (16 days)
Source: FactSet					Source: FactSet

Share price evolution	Appendix I

Ultrapar

			12 months prior to announcement date (R$ per share)

LTM ending 3/16/2007

	ON - R$	PN - R$	Ultrapar – ON’s

Max	N.A	56.95
W.A.	N.A	43.08	• Ultrapar’s ON shares have not traded in over 12 months
Min	N.A	31.77	• There is limited float available – less than 3% is held by the public

Note: R$ per share
Source: Factset

			Announcement date to April 2, 2007 (R$ per share)

3/16/2007 to 4/2/2007

	ON - R$	PN - R$	Ultrapar – ON’s

Max	N.A	63.75
W.A.	N.A	56.10	• Ultrapar’s ON shares have not traded in over 12 months
Min	N.A	49.29	• There is limited float available – less than 3% is held by the public

Note: R$ per share
Source: Factset

Share price evolution	Appendix I

RIPI

			12 months prior to announcement date (R$ per share)

LTM ending 3/16/2007

	ON - R$	PN - R$

Max	80.15	45.70
W.A.	45.81	32.75
Min	34.00	22.55

Note: R$ per share
Source: Factset

			Announcement date to April 2, 2007 (R$ per share)

3/16/2007 to 4/2/2007

	ON - R$	PN - R$

Max	97.68	47.50
W.A.	91.57	44.85
Min	80.15	41.51

Note: R$ per share
Source: Factset

Share price evolution	Appendix I

CBPI

			12 months prior to announcement date (R$ per share)

LTM ending 3/16/2007

	ON - R$	PN - R$

Max	30.80	23.88
W.A.	21.72	18.32
Min	20.00	14.58

Note: R$ per share
Source: Factset

			Announcement date to April 2, 2007 (R$ per share)

3/16/2007 to 4/2/2007

	ON - R$	PN - R$

Max	53.30	25.30
W.A.	52.55	23.28
Min	30.80	22.10

Note: R$ per share
Source: Factset

Share price evolution	Appendix I

DPPI

			12 months prior to announcement date (R$ per share)

LTM ending 3/16/2007

	ON - R$	PN - R$

Max	60.00	34.99
W.A.	41.69	24.99
Min	27.50	22.00

Note: R$ per share
Source: Factset

			Announcement date to April 2, 2007 (R$ per share)

3/16/2007 to 4/2/2007

	ON - R$	PN - R$

Max	102.02	38.98
W.A.	96.53	34.69
Min	60.00	33.00

Note: R$ per share
Source: Factset

Comparable multiples	Appendix II

Appendix II

Comparable multiples

Comparable multiples	Appendix II

Selected comparable multiples – Petrochemicals

Comparable public company analysis – commodities

	3/14/2007	Market		TEV / EBITDA		TEV / Sales

Company name	Share price	Cap.	TEV	2006A	2007E	2006A	2007E

Nova	$29.70	$2,477	$4,208	6.2x	5.2x	0.6x	0.7x
BASF	$100.83	50,506	65,198	4.9x	4.9x	0.9x	0.9x
Westlake	$27.32	1,784	1,992	4.9x	5.1x	0.8x	0.7x
Dow	$43.38	41,949	49,950	6.4x	6.4x	1.0x	1.0x
Lyondell PF(pigments sale)	$30.40	7,664	14,714	4.7x	4.9x	0.6x	0.6x
Braskem	$6.46	2,332	4,484	5.7x	5.6x	0.8x	0.9x
Suzano Petroquimica	$2.16	488	1,220	n.a.	6.4x	1.1x	0.9x
Petroquimica União	$4.94	518	716	5.2x	6.6x	0.5x	0.5x

			Mean	5.5x	5.6x	0.8x	0.8x
			Median	5.2x	5.4x	0.8x	0.8x
			Max	6.4x	6.6x	1.1x	1.0x
			Min	4.7x	4.9x	0.5x	0.5x

Notes: All figures in US$ million unless otherwise noted.
Source: Companies information, FactSet and Bloomberg.

Comparable public company analysis – specialties

	3/14/2007	Market		EV / EBITDA		EV / Sales

Company name	Share price	Cap.	TEV	2006A	2007E	2006A	2007E

Clariant	$16.05	3,637	4,973	6.9x	6.8x	0.7x	0.7x
Rhodia	$3.50	4,220	6,794	7.1x	6.7x	1.1x	1.0x
Lubrizol	$51.10	3,601	4,665	8.2x	7.7x	1.2x	1.1x
Huntsman	$18.94	4,433	7,432	7.7x	6.4x	0.8x	0.8x
Celanese	$30.40	5,288	7,619	6.6x	6.8x	1.3x	1.2x

			Mean	7.3x	6.9x	1.0x	1.0x
			Median	7.1x	6.8x	1.1x	1.0x
			Max	8.2x	7.7x	1.3x	1.2x
			Min	6.6x	6.4x	0.7x	0.7x

Notes: All figures in US$ million unless otherwise noted. Sample based on surfactant chemical companies - specialty.
Source: Companies information, FactSet and Bloomberg.

Comparable multiples	Appendix II

Selected comparable multiples – Chemical distributors & Retail Brazil

Precedent transaction analysis – Chemical distributors

		TEV/LTM		LTM Metric

Target - Buyer	Date	TEV	EBITDA	EBITDA

ChemCentral - Univar	Mar-07	$650	9.3x	$70
INT Muellor Chemical - NIB Capital	Jun-01	228	8.8x	26
HCI - Brenntag	Nov-00	306	8.5x	36
Ellis & Everard - Vopak Distribution	Jan-01	480	6.1x	79

		Mean	8.2x
		Median	8.6x
		Max	9.3x
		Min	6.1x

Notes: All figures in US$ million unless otherwi se noted.
Source: Companies information, FactSet and Bloomberg.

Comparable public company analysis – Retail Brazil

	Market		TEV/EBITDA

Company name	Cap.	TEV	2006A	2007E

Pao de Acucar - CBD	$4,042	$4,687	7.5x	5.8x

Notes: All figures in US$ million unless otherwise noted.
Source: Companies information, FactSet and Bloomberg.

Comparable multiples	Appendix II

Selected comparable multiples – Refiners and Asphalt producers

Comparable public company analysis – Refiners

	Share price	Market			TEV / EBITDA			Price to earnings

Company	3/23/2007	Cap	TEV	2006A	2007E	2008E	2006A	2007E	2008E

Alon USA	$36.30	$1,699	$2,175	8.7x	6.6x	8.4x	14.4x	10.6x	13.4x
Delek US Holdings	18.77	973	1,158	6.5	6.4	6.3	9.7	10.4	11.1
Frontier Oil	33.08	3,628	3,372	5.5	6.3	6.3	9.8	11.9	12.9

			Average	6.9	6.5	7.0	11.3	11.0	12.5
			Median	6.5	6.4	6.3	9.8	10.6	12.9
			Max	8.7	6.6	8.4	14.4	11.9	13.4
			Min	5.5	6.3	6.3	9.7	10.4	11.1

Notes: All figures in US$ million unless otherwise noted.
Market Cap. includes options and in-the-money convertibles.
Source: Companies information, FactSet and Bloomberg.

Precedent transaction analysis – Asphalt producers

						TEV /	TEV /

	Target / Buyer			Date	TEV	LTM EBITDA	LTM Sales

	Frehner Construction / Aggregate Industries			5/11/2004	95.8	NA	0.6x
	Better Materials Corp. / Hanson Building Materials			7/18/2003	155	7.3x	1.3x
	S.E. Johnson / CRH plc			5/16/2003	177	6.3x	0.7x
	Kiewit Materials / CSR			10/2/2002	648	8.8x	1.3x
	Mount Hope Rock Products / CRH plc			4/30/2001	138	7.3x	1.3x
	Northern Ohio Paving and Dolomite Group / CRH plc			6/21/2000	172	5.9x	1.3x
	The Shelly Company / CRH plc			2/24/2000	362	5.7x	1.1x
	Thompson-McCully / CRH plc			7/12/1999	422	8.0x	1.7x
	Dell Contractors and Millington Quarry / CRH plc			7/5/1999	146	5.6x	1.0x
	MA Segale - Icon Materials / CRH plc			5/1/1998	60	NA	1.2x

					Mean	6.9x	1.1x
					Median	6.8x	1.2x
					Max	8.8x	1.7x
					Min	5.6x	0.6x

Notes: All figures in US$ million unless otherwise noted.
CRH plc was previously known as Oldcastle Materials
Source: Companies information, FactSet and Bloomberg.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.